

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 18, 2007

Ms. Cheryl Messier
Chief Financial Officer
Radius Gold Inc.
355 Burrard Street, Suite 830
Vancouver, British Columbia, Canada V6C 2G8

> **Re:** **Radius Gold Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed June 29, 2007**
> **Response letter dated November 5, 2007**
> **File No. 1-32556**

Dear Ms. Messier:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2006

Engineering comments

Geology Mineral Deposits and Resources, page 10

1.   We re-issue comment 15. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from mineralization. Your filing states you selected a cutoff grade of 0.3 grams per tonne gold. Please disclose your historical three-year average gold

price, your metallurgical and mining recoveries, and the average operating costs used to develop this cutoff grade estimate. These parameters may be disclosed as footnotes at the bottom of you resource estimate.

Ecuador, page 19

2.   We re-issue comment 16. Please remove your references to grab samples and sample values ranging from trace to g/t Au, as found on page 19.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Gary Newberry at (202) 551-3761 or Sandra Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant
Chief Accountant